General Employment
TRIAD Personnel

May 13, 2009
FILED VIA EDGAR
Cicely LaMothe, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Cicely LaMothe:

Re:	General Employment Enterprises, Inc.
	Form 10-KSB for fiscal year ended September 30, 2008
	Commission file number 1-05707

This letter is in response to your comment letter dated May 5, 2009 regarding the above filing. The information requested by the Commission about the Company's disclosures, and the Company's response, are as follows:

Revenue Recognition, page 16
1. Given that the provision for falloffs during fiscal 2008 was $1.1 million which is approximately 60% of your reported net loss for that year, please confirm that in future filings you will disclose the amount of the falloff provision for each period presented. Further, tell us how much of the fiscal 2008 expense relates to actual falloffs versus an estimated allowance for potential future falloffs.

Company's response: We hereby confirm to you that in future filings the Company will disclose the amount of falloff provision for each period presented, as long as the amount continues to be material.

As you requested, we are providing the following additional information about the provision for falloffs in fiscal 2008. It was composed of the following (in thousands):

	Actual falloffs during the year			$1,233
	Less amount reserved at beginning of year	  (271)
	Plus amount reserved at end of year		   154

	Provision for the year				$1,116

I hope that we have answered your comments fully. If you need any additional information, I would be pleased to provide it. I may be reached by telephone at 630-954-0407, by fax at 630-954-0447 or by e-mail at kent.yauch@genp.com.

Sincerely,


Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer


General Employment Enterprises, Inc.
TRIAD Personnel Services, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL  60181
(630) 954-0400     FAX (630) 954-0447